Mail Stop 0305


      November 8, 2004


James P. Doolin
Director and President
HANGMAN PRODUCTIONS, Inc.
1223 Wilshire Blvd. #912
Santa Monica, CA  90403

Re:  	HANGMAN PRODUCTIONS, Inc.
      Form 10-SB/A2 filed October 28, 2004
      File No. 000-50892

Dear Mr. Doolin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise throughout the document to reflect that the contest ended on October 31, 2004. In addition, please disclose other details of the contest that may be available to you now, such as the final number of submissions, the amount of revenue generated and discuss your assessment of the Company`s liquidity and plan of operation in light of the preliminary results of the first contest.



Item 1. Description of Business, page 4
Principal Products and Services, page 5

2. We reissue comment 4. Please make clear throughout this section the type of consideration that Benderspink plans to give the top five finalists, and clearly distinguish between that, and the cash prizes the company plans to give to the top three finalists, or winners of the contest.

3. Please revise the first sentence of the second paragraph on page 5 to refer to the month of October, if that would be accurate.

Risk Factors, page 11
The Company Has Relatively Low Barriers to Entry, page 12

4. We reissue comment 8. Please revise the heading to clarify that the industry, not your specific company, has a low level of barriers to entry.

Future Capital Raised Through Equity Financing May be Dilutive,
page
13

5. Please move the last sentence of this risk factor to the end of the previous risk factor, where the risk that the Company may not be able to raise adequate funds in the future is discussed.

Future Debt Financing May Involve Restrictive Covenants, page 13

6. Please delete the last sentence under this risk factor, as it does
not seem to address the risk of possible restrictions under future
debt covenants.   Please also expand the discussion to disclose
the
risks involved with debt financing in greater detail.

No Assurance Can be Given That Any Market Will Develop, page 19

7. Your disclosure in the fourth paragraph of this risk factor states
that in the event a market for the Company`s common stock
develops,
the sale of "unregistered" and "restricted" shares by members of management may have an adverse effect on the market for the Company`s
common stock.   The heading of this risk factor does not convey
this
risk. Please revise the heading to more accurately reflect the risk discussed in the four paragraphs and tabular information below.

Item 7. Certain Relationships and Related Transactions, page 28

8. Please disclose the name of the person(s) you loaned money to during 2003, as well as other relevant details, in accordance with
Item 404(a) of Regulation S-B. Furthermore, clarify your inclusion of the information about the loan to the shareholders and include more detail with regard to that transaction also, as appropriate.

Closing

	Please file an amendment in response to these comments. Provide a cover letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. We may have comments after reviewing your revised materials and your responses. Address your response letter to the address on the letterhead, using 20549-0305 as the zip code.

      Please contact Messeret Nega at (202) 942-1891 or me at
(202)
942-2936 with any other questions.


      Regards,


      Sara W. Dunton
Special Counsel


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Hangman Productions, Inc.
File No. 000-50892
Page 1